
October 27, 2021

Dean Julia
Chief Executive Officer
Mobiquity Technologies, Inc.
35 Torrington Lane
Shoreham, NY 11786

> **Re: Mobiquity Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed on October 19, 2021**
> **File No. 333-260364**

Dear Mr. Julia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Katherine Bagley 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: GAVIN C. GRUSD